uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

SUPPL 82-4545

April 18, 2006

On April 18, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunications services with broadcasting purposes.

Number, date of issuing the license, and State authority that issued the license: № 38449 dd. January 27, 2006, issued by the State Telecommunication Committee

Term of the license: not specified in the license authority notice.

The date on which a respective decision of the licensing authority on issuing the present license entered into force: January 27, 2006.

Dw 5/1

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

уралсвязьинформ

11, Moskovskaya St, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 20, 2006

Uralsvyazinform effected the second coupon payment on monetary bond issue of 05 series.

On April 20, 2006 Uralsviazinform effected the second coupon payment on monetary bond issue of 05 series. The category of securities: non-convertible interest-bearing documentary bearer bonds with obligatory centralized custody.

The state registration number of the Bond issue and the date of its state registration: **4-08-00175-A dd. September 23, 2004.**

According to the Decision of Issue the bonds' overall nominal value amounts to RUR 2 bn, coupon interest rate is 9.19 per cent per annum, payable every half-year.

The outpaid interest per one bond with par value of RUR 1,000 made up **RUR 45.82**. The total value of payments amounted to **RUR 91,640 thousand**.

The mode of payment: **non-cash settlement in the Russian Federation currency.**

The Company's payment agents are Joint-Stock Commercial Bank PromstroyBank, St-Petersburg, and AKB "RosBank", Moskow.

The Company's bond issue was placed with MICEX on April 21, 2005. The Organizers of placement were RosBank and PromstroyBank. At present the bonds are traded on MICEX.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya ul., Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 379-12-90
www.uralsviazinform.com

April 20 2006

On April 20, 2006 OJSC Uralsvyazinform obtained a notice on a new license issued for its services.

License type: license for rendering telecommunication services for cable-casting.

Number, date of issuing the license, and State authority that issued the license: №39811 dd. April 11, 2006, issued by the State Telecommunication Committee.

Term of the license: not specified in the Licensing authority notice.

The date on which a respective decision of the Licensing authority on issuing the present license entered into force: April 11, 2006.

Securities Department
Tel.: +7 (343) 379 12 19
investor@gd.usi.ru

uralsvyazinform

11 Moskovskaya Street, Ekaterinburg, Russia 620014
Tel.: +7 (343) 376-20-00, Fax: +7 (343) 376-81-71
www.uralsvyazinform.com

URALSVYAZINFORM: 2005 FINANCIAL AND OPERATIONAL RESULTS UNDER RAS

Ekaterinburg – April 12, 2006 – Uralsvyazinform (RTS: URSI/URSIP, ADR: UVYZY/ UVYZYP), the leading carrier of fixed-line and mobile services in the Urals region, Russia reports the unaudited unconsolidated financial and operational results for the year ended December 31, 2005 under Russian accounting standards (RAS).

Due to the completion of restructuring process of Uralsvyazinform's subsidiaries, which provide mobile (ZAO "Ermak RMS", OOO "South Urals Cellular Phone", ZAO "Tyumenruscom") and data transmission (OOO "Uralscom", ZAO "VSNET") services, on June 30, 2005 in the form of consolidation to the parent company, the financial statements of Uralsvyazinform as of 2005 prepared under Russian Accounting Standards comprise property, liabilities and operational results of the consolidated subsidiaries for the 2nd half of 2005.

- **Revenues increased by 28% over 2004. Further subscriber additions, both in fixed-line and GSM, increased local rates (monthly subscription fees for local services), revenue gains from new services (broadband internet, intelligent networks, cable TV) were the main growth drivers.**
- **OIBDA was up 22% on 2004. As of 2005, OIBDA margin was 34%. Operating margin declined to 25%.**
- **Revenue growth in the main business segments totaled:**
  - **Local services – 22%;**
  - **DLD/ILD – 6%;**
  - **Mobile services – 246%;**
  - **New services (Internet, data transmission and others) – 94%;**
- **At the year-end, overall subscriber base totaled 7.3 million, including 3.7 mln in GSM.**
- **In the course of the year the company placed two bond issues worth RUR 4 bln (RUR 2 billion each). The coupon rates for these issues are 9.19% and 8.20% pa, respectively.**
- **On May 13, 2005 Uralsvyazinform started an NGN network development plan, based on Nortel network solutions. From this point on, the company will use this technology to develop its fixed-line networks. We expect that our network will be fully triple-play capable (voice, data and video) by 2007.**
- **September 1, 2005 – Federal Tariff Agency established new tariffs for local and long-distance services. As a result, monthly subscription fee for local lines increased by 22% for residents and by 16% for organizations, on average. Meanwhile, long-distance tariffs decreased by around 5% for all subscriber categories.**
- **October 20, 2005 – Uralsvyazinform's Board of Directors approved the restyling concept for the company, according to which a single trademark for mobile and value-added services, including Internet – Utel - was introduced.**

Operational and financial highlights:*

	2005	2004	Change, %
Financial			
Revenues, US$ mln*	1,070.5	836.8	+27.9%
Costs, US$ mln.	808.5	612.4	+32.0%
OIBDA, US$ mln.	365.9	299.9	+22.0%
OIBDA margin	34.2%	35.8%	-
Operating profit, US$ mln.	262.0	224.4	+16.8%
Operating margin	24.5%	26.8%	-
Pre-tax profit, US$ mln.	122.0	111.4	+9.5%
Net profit, US$ mln	77.6	73.6	+5.3%
Net margin	7.2%	8.8%	-
Operational	***31.12.2005***	***31.12.2004***	
Subscriber base:			
Fixed-line subscribers, mln.	3.6	3.4	+5.8%
Mobile (GSM) subscribers, mln.	3.7	2.0*	x1.8
Digitalization of local fixed-line networks, %	69.8%	65.9%	-
Penetration:			
Fixed lines, %	26%	25%	
Mobile, %	83%	46%	
Number of employees	33,729	34,738	-3,0%

** Here and henceforth currency conversions are based on average exchange rates:*
2004 – RUR28.8, 2005 RUR 28.3
***including subsidiaries*

Anatoly Ufimkin, CEO commented the results of the year: *"In general, we have performed well meeting the targets for the year. 2005 was a great success in a sense that we completed major business reorganization plan, the largest since the merger of Urals telecoms in 2002. Today, Uralsvyazinform is a truly single company that combines the whole scope of telecommunication businesses - fixed-line, mobile, data transmission and new services. The launch of* ***Utel****, a single trademark for mobile and new services, has therefore been a logical outcome of that consolidation process. It is our mobile and internet businesses that have pushed the company's growth, and our intention is to maintain this tendency in 2006. From this perspective, our objective for this year is to attract up to 200 thousand xDSL customers and to add 750 thousand GSM subscribers."*

Mr Ufimkin has also emphasized that increased business efficiency should remain in the primary management focus for the year in progress. This year, the company is cutting the capital investment down to about US$ 200 million, as most of capital-intensive projects have been completed. For example, Uralsvyazinform has finished building the digital backbone network, and implemented over 16 thous. km of digital lines over the last 3 years - thus, providing practically every city in the region with up-to-date digital lines. The company is also planning to reduce its staff numbers by around 10% as a result of upgrades to infrastructure and equipment, as well as outsourced sales and customer service.

Complete accounting statements of Uralsvyazinform as of 2005 may be found on the corporate web-site at www.uralsviazinform.com

For additional information, please contact IR department on tel. (007 343) 379-12-19, 379 1859 or e-mail: investor@gd.usi.ru.

The most recent company information is also available at www.uralsviazinform.com, www.skrin.ru (complex disclosure information system) or URSI_RU page in Bloomberg system and URSI.RTS page in Reuters system.

Investor Relations
Tel.: +7 (343) 379-12-17
Fax: +7 (343) 376-19-86
investor@gd.usi.ru

OVERVIEW OF BUSINESS

Local services

	31.12.2005	*31.12.2004*	*Change, %*
Capacity installed, '000 lines	3,966	3,780	+4.9%
Subscribers '000	3,580.0	3,384.3	+5.8%
including			
Residents	*3,082.8*	*2,911.4*	*+5.9%*
Organizations	*497.1*	*472.9*	*+5.1%*

Over the year Uralsvyazinform added 209.1 thous. fixed-line subscriber.

Revenues from local services totaled US$352.6 mln, 21.9% up on the 2004. The rises in local tariffs as of September 1, 2004 and September 1, 2005 drove the revenue growth, as well as 209.1 thousand in subscriber additions. The segment profitability (operating profit/costs) was 23% for the full year.

The revenues from local services in terms of customer mix:

- residents – 66.7 % (67.3% as of 2004)
- organizations – 33.3% (32.7%).

The local revenues by types of services (including radio access CDMA, DECT), US$ mln:

Line installation	44,1
Monthly rentals	240,8
Per-minute payments (time-billed calls)	6,0
Other local services (contracts redrawn, etc)	19,1
Interconnection of third-party operators	29,4
Line and cabling rentals	11,7
Payphone calls	15,4

Internet

	2005	*2004*	*Change, %*
Traffic, '000 min	2,015,966	963,834	x2.1
Traffic, Gb	560,985	250,058	x2.2
Revenues from Internet, US$ thous.	36,002	19,428	x1.8

DLD/ILD telephony

Outcoming traffic, mln min	*2005*	*2004*	*Change, %*
Total, *including*	2,593.5	2,386.5	+8.7%
Domestic	2,456.4	2,247.5	+9.3%
International	137.1	139.0	-1.3%

Revenues from long-distance services grew by 5.8% versus 2004 and amounted to US$ 361.5. The growth was driven by the increase of paid outbound traffic and reduction of LD tariffs – by around 5% annually. The segment profitability in 2005 totaled 44%.

The long distance revenues in terms of customer mix:

- residents – 45.0% (46.6% as for 2004),

- organizations – 55.0 (53.4%).

The average rate per one minute of DLD calls amounted to US$0.09 (-7% versus 2004), ILD calls - US$ 0.37 (-2%).

The intra-zone long-distance lines (in extension terms) were 97.5% digitalized as of Jan 1, 2006 (compared to 56.2% as of Jan 1, 2005).

<u>*Mobile services (GSM)*</u>

Number of subscribers	***01.04.2006***	***01.01.2006***	***01.07.2005***	***01.01.2005***
Perm region	1 165 964	1 078 766	797 370	609 800
Sverdlovsk region	340 647	290 072	161 707	36 400
Tyumen region, including Khanty-Mansyisk and Yamalo-Nenetski ADs	1 346 543	1 271 411	979 290	668 800
Chelyabinsk and Kurgan regions	932 458	1 033 992	863 459	720 100
Total	**3 785 612**	**3 674 241**	**2 801 826**	**2 035 100**

As presented under Russian Accounting Standards (RAS), the Uralsvyazinform reporting in mobile segment before June 30, 2005 incorporated solely the results of the company's divisions, which provide mobile services on the territory of Perm and Sverdlovsk regions. The results of the 3 subsidiary mobile operators - Ermak RMS, South Urals Cellular Phone, Tyumenruscom, which provide mobile services in Kurgan, Chelyabinsk and Tyumen (including Khanty-Mansyisk and Yamalo-Nenetski ADs) regions, were only consolidated under International Accounting Standards (IAS).
As of July 1, 2005, due to reorganization (consolidation) of the subsidiary mobile operators (Ermak RMS, South Urals Cellular Phone, Tyumenruscom), and formation of the united interregional mobile division of OAO "Uralsvyazinform", the financial results of the division for the 3rd and 4th quarters are included in 2005 report.

The revenues generated by mobile business in 2005 were US$ 215.1 mln or 246% up on 2004. The segment profitability totaled 36%.

Prior July 1, 2006 the revenues of ZAO "Ermak RMS" were reflected in the financial statements of Uralsvyazinform under Russian Accounting Standards, mainly under "Other operating income" (Rentals, Agents' payments), as under the agreement with this company. Following the consolidation of subsidiaries, the revenue generated by the ex-subsidiaries is reflected as "Revenues from communications services", subcategory "Mobile services". As a result, the "Revenues from communications services" increased significantly, while "Other operating income" saw a sharp decline.

New services (SMS, GPRS, MMS, WAP) contributed approx. 15% (11% as of 2004) to the overall mobile revenues.

In 2005, Uralsvyazinform (mobile trademark - Utel) retained around 30% of regional mobile market in subscriber terms, and 40% market share in revenues. Over the year, the company's share in new subscribers has been 28.5% (21.6% as of 2004). Average revenue per user (ARPU) was US$9.2 versus US$12.8 in 2004.

Overall, as of April 1, 2006 our GSM subscriber base reached 3.8 mln across the Urals region.

REVENUES AND EXPENSES REVIEW

The company's revenues as of 2005 totaled US$1070.5 mln. (+27.9% on 2004), including revenues from telecommunications services at US$1,005.0 mln (+35.3%).

The structure of revenues from telecommunications services in 2005, US$ thous:

Item	*2005*	*Weight*	*2004*	*Weight*
Revenues from telecommunications services, including:	**1,005,088**	**100,0%**	**742,941**	**100,0%**
Domestic long-distance services	310,229	30,9%	289,725	39,0%
International long-distance services	51,313	5,1%	52,113	7,0%
Telegraph, telefax services	11,670	1,2%	10,847	1,5%
Local urban services	322,705	32,1%	266,613	35,9%
Local rural services	29,863	3,0%	22,655	3,0%
Radio communication, radio and TV broadcasting	4,735	0,5%	4,041	0,5%
Wired radio	11,383	1,1%	9,961	1,3%
Mobile services	215,116	21,4%	62,230	8,4%
New services	48,076	4,8%	24,758	3,3%
incl. Internet	*36,002*	*3,6%*	*19,428*	*2,6%*

Operating expenses amounted to US$808.5 mln. (+32.0% as compared to 2004).
The expenditure structure is as follows, US$ thous:

Item	*2005*	*Weight*	*2004*	*Weight*
Depreciation	103,875	12.8%	75,558	12.3%
Wages	227,060	28.1%	188,132	30.7%
Social tax expense	47,991	5.9%	48,325	7.9%
Rental expenses	13,170	1.6%	8,627	1.4%
Rostelecom interconnect charges	113,430	14.0%	99,913	16.3%
Other operators' services	53,675	6.6%	26,155	4.3%
Materials	48,108	6.0%	35,974	5.9%
Leasing repayments	14,728	1.8%	10,735	1.8%
Taxes and deductions included in expenses on main operations	1,351	0.2%	2,643	0.4%
Third party services, including	106,002	13.1%	68,253	11.1%
Repairs and maintenance	*22,953*	*2.8%*	*19,281*	*3.1%*
Power and electricity	*9,196*	*1.1%*	*7,970*	*1.3%*
Heat power	*4,137*	*0.5%*	*3,855*	*0.6%*
Other utilities	*1,164*	*0.1%*	*1,066*	*0.2%*
Labor costs	*3,540*	*0.4%*	*2,216*	*0.4%*
Transport	*1,248*	*0.2%*	*1,423*	*0.2%*
Security	*14,005*	*1.7%*	*10,429*	*1.7%*
Consulting, information and audit services	*4,452*	*0.6%*	*4,506*	*0.7%*
Agents' commissions	*45,307*	*5.6%*	*17,509*	*2.9%*
Other expenses	79,098	9.8%	48,128	7.9%
TOTAL	**808,486**	**100.0%**	**612,443**	**100.0%**

Payroll expenses (including salaries and benefits) increased by 20.7%. The share of payroll in the expenses was 28.1% as of 2005, as compared to 30.7% in 2004.

Depreciation increased by US$28.3 mln due to new equipment being put in operation. In the reporting year, the company has put into operation fixed assets worth US$ 373.1 mln.

Materials costs came up US$ 12.1 mln as a result of growth of prices for materials, accessories and spare parts.

Rostelecom-related expenses were up 13.5% due to increased LD traffic.

Consolidation of mobile subsidiaries has pushed the expenses for other operators' services, adding US$ 27.5 mln (+105.2%). This mainly included payments for roaming and transfer of traffic. Internet traffic also added to the expenditure, as the sale of Internet services increased (Internet traffic increased by 200%).

Third party services represent another expenditure item with a significant share of 13.1%. The main growth items here were Agents' commissions, up 158.8% on the previous year. These are mostly built up by the commissions paid to dealers selling the company's mobile contracts, and distributors of payment cards.

Labor costs increased by 60% as a result of professional development activities under Personnel Development Policy. Training expenses did not exceed 2% of overall payroll expense.

Advertising expenses increased by 86%, where mobile and Internet services were the main contributors.

Thus, as of 2005 OIBDA amounted to US$365.9 mln. (+22.0%), operating profit – US$262.0 mln. (+16.8%), pre-tax profit – US$122.0 mln. (+9.5%), net profit – US$77.6 mln. (+5.3%).

INVESTMENTS

The investments for 2005 totaled US$ 351.1 mln (up 6.5% on 2004)

Item	*2005*	*2004*
Investments into fixed capital, US$ mln	351.1	329.6
Investment by categories, US$ mln		
Local fixed-line services	95.2	90.9
Mobile services	112.5	99.7
DLD, ILD and intra-zone telephone services	33.0	55.9
New services	31.7	14.3
Data transmission networks and infrastructure	51.2	27.7
Information technology	13.2	8.9
Other (buildings, constructions and special-purpose investments)	14.2	32.3
Share of internal funds used to finance investments	41.5%	38.3%
Fixed assets put in operation	373.1	317.2